UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha cocokara fine
(Name of Subject Company)
cocokara fine Inc.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Matsumotokiyoshi Holdings Co., Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
cocokara fine Inc. Attn: Shunichi Mori Executive Officer, and General Manager of Administration Department 3-17-6 Shinyokohama, Kohoku-ku Yokohama, Kanagawa 222-0033, Japan +81-(0)45-548-5937
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice of Execution of Management Integration Agreement for Management Integration between Matsumotokiyoshi Holdings Co., Ltd. and cocokara fine Inc., dated February 26, 2021 (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Matsumotokiyoshi Holdings Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated February 26, 2021.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Matsumotokiyoshi Holdings Co., Ltd.

/s/ Kiyoo Matsumoto

Name:	Kiyoo Matsumoto

Title:	President & Representative Director

Date: February 26, 2021